

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 24, 2007

Mr. Fenggang Wu
Chief Financial Officer
Cougar Holdings, Inc.
10 Gongnong Rd, Qiaokou District
Wuhan 430035, PRC

   RE: Cougar Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and
     June 30, 2007
     File No. 0-50096

Dear Mr. Wu:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief